Exhibit 99.1

For Immediate Publication

Highlights
For the second quarter and first six months ended June 30, 2002
All amounts are in US$ unless otherwise stated

TIW Reports EBITDA of $57 Million
and Operating Income of $22 Million

- First half EBITDA increases to $108 million
and operating income to $39 million

•	Consolidated operating income before depreciation and amortization (EBITDA) from continuing operations increased 90% to $57.3 million compared to $30.2 million for the second quarter of 2001. This brings EBITDA to $108.0 million for the first six months of 2002 compared to $44.2 million for the same period last year, an increase of 144%. Operating income from continuing operations was $22.0 million for the quarter and $38.6 million for the first six months of 2002 compared to an operating income from continuing operations compared of $1.3 million for the second quarter 2001 and an operating loss from continuing operations of $11.6 million for the first six months of 2001.

•	Net additions for the second quarter of 251,300, to reach total subscribers from continuing operations of 3,505,200, up 70% compared to 2,058,000 at the end of the second quarter of 2001.

•	Proportionate subscribers from continuing operations rose 212% to 1,495,700 from 480,000 at the end of the second quarter of 2001, reflecting subscriber growth and the increase in TIW’s economic interest in ClearWave N.V. (“ClearWave”). On a comparable basis, the increase in proportionate subscribers was up 65% from 908,000 proportionate subscribers in 2001.

•	In Romania, MobiFon added 156,500 net subscribers for the second quarter of 2002 for a total of 2,337,000, compared to 1,462,300 subscribers at the end of the same 2001 period, an increase of 60%. Service revenues increased by 19% to $103.0 million and EBITDA increased 20% to $55.9 million. Operating income rose 26% to $35.2 million compared to $27.9 million for the second quarter in 2001.

•	In the Czech Republic, Cesky Mobil added 84,200 net subscribers for the second quarter, to reach 1,071,300 subscribers, an increase of 98% compared to 540,100 subscribers at the end of the second quarter of 2001. Service revenues nearly doubled to $53.5 million compared to $27.5 million for the second quarter of 2001. EBITDA was $3.6 million, Cesky Mobil’s second consecutive quarter of positive EBITDA, compared to negative EBITDA of $11.0 million for the same period last year.

•	Consolidated service revenues increased 34% to $156.4 million compared to $116.6 million for the second quarter of 2001 and operating income from continuing operations reached $22.0 million compared to $1.3 million for the same period last year. Income from continuing operations was $39.9 million, or $0.08 basic and diluted earnings per share, including a pre-tax non-cash gain of $44.0 million related to the expiry of the TIW Units on June 30, 2002. At that date, the ClearWave shares included in the TIW Units detached and became freely tradeable. During the second quarter, the Company recorded a loss from discontinued operations of $129.6 million in relation with its Brazilian assets bringing net loss to $89.8 million or $0.18 basic and diluted loss per share. For the second quarter of 2001, the Company recorded a loss from continuing operations of $18.1 million, or $1.54 per share, and a $103.1 million loss from discontinued operations, bringing net loss to $121.2 million, or $7.85 per share.

•	For the first six months of 2002, consolidated service revenues increased 36% to $295.1 million compared to $217.7 million for the same period last year. Operating income from continuing operations was $38.6 million compared to an operating loss of $11.6 million for the same period last year, an improvement of $50.2 million. Income from continuing operations was $79.4 million, or $0.19 basic and diluted earnings per share, including a pre-tax non-cash gain of $91.7 million mainly related to the financial restructuring completed during the first quarter and the expiry of the TIW Units. Net loss for the six month period was $50.2 million or $0.13 basic and diluted loss per share resulting from the second quarter loss from discontinued operations of $129.6 million. For the 2001 period, the Company recorded a loss from continuing operations of $39.0 million, or $3.29 per share, and a $330.5 million loss from discontinued operations mainly related to Dolphin Telecom plc, resulting in a net loss of $369.5 million, or $23.69 per share.

Press Release
For the second quarter and first six months ended June 30, 2002
All amounts are in US$ unless otherwise stated

TIW Reports EBITDA of $57 Million
and Operating Income of $22 Million

- First half EBITDA increases to $108 million
and operating income to $39 million

Montreal, Canada, August 12, 2002 – Telesystem International Wireless Inc. (TSX, “TIW”, Nasdaq, “TIWI”) today reported its results for the second quarter and first six months ended June 30, 2002.

Consolidated operating income before depreciation and amortization (EBITDA) from continuing operations increased 90% to $57.3 million compared to $30.2 million for the second quarter of 2001. This brings EBITDA to $108.0 million for the first six months of 2002 compared to $44.2 million for the same period last year, an increase of 144%. The strong EBITDA growth reflects the continued solid performance in Romania and improved results in the Czech Republic where the Company’s operating subsidiary recorded a second consecutive quarter of positive EBITDA. Operating income from continuing operations was $22.0 million compared to $1.3 million for the same period last year.

TIW recorded net additions for the second quarter of 251,300, to reach total subscribers from continuing operations of 3,505,200, up 70% compared to 2,058,000 at the end of the second quarter of 2001. Proportionate subscribers from continuing operations rose 212% to 1,495,700 from 480,000 at the end of the second quarter of 2001, reflecting subscriber growth and the increase in TIW’s economic interest in ClearWave N.V. (“ClearWave”). On a comparable basis, the increase in proportionate subscribers was up 65% from 908,000 proportionate subscribers in 2001.

“We are very pleased with the performance of our operations in both Romania and the Czech Republic,” said Bruno Ducharme, President and Chief Executive Officer of TIW. “Our Romanian operations continue to post solid results while growing at a healthy pace and we are rapidly improving our financial performance in the Czech Republic.”

Results of Operations

Consolidated service revenues increased 34% to $156.4 million compared to $116.6 million for the second quarter of 2001. The strong revenue growth, lower selling, general and administrative expenses (“SG&A”) as a percent of revenues and continued cost management at the corporate level resulted in an operating income from continuing operations of $22.0 million compared to $1.3 million for the same period last year. Income from continuing operations was $39.9 million, or $0.08 basic and diluted earnings per share, including a pre-tax non-cash gain of $44.0 million related to the expiry of the TIW Units on June 30, 2002. At that date, the ClearWave shares included in the TIW Units detached and became freely tradeable. During the second quarter, the Company recorded a loss from discontinued operations of $129.6 million in relation with its Brazilian assets bringing net loss to $89.8 million or $0.18 basic and diluted loss per share. For the second quarter of 2001, the Company recorded a loss from continuing operations of $18.1 million, or $1.54 per share, and a $103.1 million loss from discontinued operations, bringing net loss to $121.2 million, or $7.85 per share.

For the first six months of 2002, consolidated service revenues increased 36% to $295.1 million compared to $217.7 million for the same period last year. Operating income from continuing operations was $38.6 million compared to an operating loss of $11.6 million for the same period last year, an improvement of $50.2 million. Income from continuing operations was $79.4 million, or $0.19 basic and diluted earnings per share, including a pre-tax non-cash gain of $91.7 million mainly related to the financial restructuring completed during the first quarter and the expiry of the TIW Units. Net loss for the six month period was $50.2 million or $0.13 basic and diluted loss per share resulting from the second quarter loss from discontinued operations of $129.6 million. For the 2001 period, the Company recorded a loss from continuing operations of $39.0 million, or $3.29 per share, and a $330.5 million loss from discontinued operations mainly related to Dolphin Telecom plc, resulting in a net loss of $369.5 million, or $23.69 per share.

MobiFon S.A. – Romania

MobiFon added 156,500 net subscribers for the second quarter of 2002 for a total of 2,337,000, compared to 1,462,300 subscribers at the end of the same 2001 period, an increase of 60%. For the same quarter last year, MobiFon recorded 147,300 net additions. The pre-paid/post-paid mix at the end of the second quarter was 64/36 compared to 60/40 a year ago; the average monthly churn rate remained low at 1.55% for the quarter and 1.46% for the first six months and compared favorably to the 1.75% experienced during the first six months of 2001. As of June 30, 2002, MobiFon estimates it held an approximate 53.8% share of the cellular market in Romania compared to approximately 49% at the end of the second quarter last year.

Service revenues increased by 19% to $103.0 million, due to a larger subscriber base including a larger proportion of prepaid subscribers, compared to $86.6 million for the second quarter last year, while SG&A expenses were stable at 23% of service revenues for both periods. EBITDA increased 20% to $55.9 million compared to $46.4 million for the same period last year and EBITDA as a percent of service revenues improved to 54.3% compared to 53.6% in the quarter ending June 30, 2001. Operating income rose 26% to $35.2 million compared to $27.9 million for the second quarter in 2001.

For the first six months, service revenues increased 21% to $198.9 million compared to $164.6 million for the same period last year. EBITDA increased 25% to $108.5 million compared to $86.6 million for the 2001 period. Operating income rose 32% to $67.1 million compared to $51.0 million for the first six months of 2001.

Cesky Mobil a.s. — Czech Republic

Cesky Mobil added 84,200 net subscribers for the second quarter, to reach 1,071,300 subscribers, an increase of 98% compared to 540,100 subscribers at the end of the second quarter of 2001. Cesky Mobil estimates it held a 14% share of the national cellular market as of June 30, 2002, compared to a 10% share at the same time last year. During the past 12 months, management estimates cellular penetration in the Czech Republic increased to 75.3% from 54.1% at the end of the second quarter of 2001 when Cesky Mobil recorded net additions of 137,200 subscribers. The Company’s pre-paid/post-paid mix as of June 30, 2002 was 73/27 compared to 67/33 at June 30, 2001; this change in mix is primarily attributable to the strong growth in prepaid subscribers experienced during the last quarter of 2001 and the first quarter of 2002.

Service revenues nearly doubled to $53.5 million compared to $27.5 million for the second quarter of 2001. EBITDA was $3.6 million, Cesky Mobil’s second consecutive quarter of positive EBITDA, compared to negative EBITDA of $11.0 million for the same period last year. This improvement reflects the revenue impact of rapid subscriber growth and economies of scale. SG&A expenses declined to 38% of service revenues compared to 56% for the same period last year. Operating loss improved to $10.9 million compared to $20.7 million for the second quarter of 2001.

For the first six months, service revenues doubled to reach $96.2 million compared to $48.1 million for the same period in 2001. EBITDA reached $4.5 million compared to negative EBITDA of $30.2 million for the first six months of last year, an improvement of $34.7 million. Operating loss decreased to $23.5 million compared to $49.5 million for the same period in 2001.

Corporate and Other

The Company’s wireless operations in India and other corporate activities recorded negative EBITDA of $2.2 million and $4.9 million for the second quarter and first six months of 2002, respectively. This compares to negative EBITDA of $5.2 million and $12.2 million, respectively, for the same periods last year. The improvement reflects mainly a reduction in corporate overhead following the Company’s restructuring.

Discontinued Operations

On March 5, 2002 the Company adopted a formal plan to dispose of its Brazilian cellular operations by way of a sale of its equity interest within the next twelve months. Subsequent to March 31, 2002 there has been a significant deterioration in the value of the Brazilian Real relative to the U.S. dollar and in the trading values of shares of the Company’s Brazilian cellular operations and those of other wireless telecommunications companies in Brazil. In light of these sustained declines, the Company recorded in the second quarter a loss from discontinued operations of $129.6 million. Of this amount, $118.5 million consists of the foreign exchange translation losses related to these investments of which $86.2 million were already recorded as a reduction of shareholders’ equity as of March 31, 2002.

Liquidity and Capital Resources

For the second quarter and first six months of 2002, operating activities provided cash of $39.2 million and $57.3 million, respectively, compared to using $53.5 million and $86.0 million for the same periods last year. Cash provided in both 2002 periods reflects mainly an increase in income from continuing operations before depreciation and amortization.

Investing activities used cash of $53.2 million and $107.0 million for the second quarter and first six months of 2002, mainly for the expansion of cellular networks in Romania and the Czech Republic. This compares to $36.6 million and $85.0 million for the second quarter of 2001 and first six months last year. The higher amounts in both 2002 periods reflect mainly the fact that in 2001, investment in the cellular network in the Czech Republic reached a peak during the last quarter of the year while network investment in the current year has been more evenly distributed.

Financing activities used cash of $0.7 million for the second quarter due to the repayment of long term debt of $24.4 million which was substantially offset by borrowings of long term debt and proceeds from subsidiary shares issued to non-controlling interests. Financing activities provided cash of $60.5 million for the first six months of 2002, reflecting net proceeds of $41.2 million from a recapitalization completed during the first quarter, additions to long-term debt and investees’ shares issued to non-controlling interest, partially offset by the second quarter repayment of long-term debt of $24.4 million.

Cash and cash equivalents at the end of the second quarter totaled $94.4 million, including $34.9 million at the corporate level.

As of June 30, 2002, total consolidated indebtedness was $957.9 million, of which $295.8 million was at the corporate level, $238.1 million at MobiFon and $424.0 million at Cesky Mobil. Total indebtedness at the TIW level was comprised of $73.6 million due under the corporate bank facility and $221.0 million in 14% Senior Guaranteed Notes and related accrued interest and contingent payments. Both the total consolidated indebtedness and corporate indebtedness figures reflect the Company’s financial restructuring and recapitalization which was completed during the first quarter of 2002. On July 2, 2002, the maturity of the corporate credit facility was extended to September 15, 2002 and may be extended to December 15, 2002 at the Company’s option and subject to certain conditions including the granting of additional security. Considering the short term maturity of the corporate credit facility, committed cash obligations of the Company for the upcoming 12 months exceed its committed sources of funds and cash on hand. As a result, there is significant uncertainty as to whether the Company will have the ability to continue as a going concern. The Company continues to review opportunities to refinance or amend the terms of its corporate credit facility, raise new financing and sell assets.

Subsequent to June 30, 2002, MobiFon paid $15.5 million to its shareholders representing the second installment of a dividend declared in the first quarter of this year. The third installment will be paid in October 2002, subject to MobiFon meeting certain financial tests at the September quarter end. The total amount of the dividend declared is approximately $27.6 million, of which ClearWave’s share is approximately $17.5 million.

Following the end of the quarter, MobiFon announced it had mandated the European Bank for Reconstruction and Development (EBRD) to act as the lead arranger of a $300 million senior loan facility. MobiFon intends to use the proceeds to repay all existing indebtedness and to fund its continued growth. The loan package is subject to the completion of certain conditions including the negotiation and execution of definitive agreements and the receipt of certain approvals.

Conference Call

The conference call with analysts on the second quarter 2002 results for TIW and ClearWave will be made available via an audio web cast from TIW’s Internet site. The web cast is scheduled to begin at 9:00 a.m. EDST on Tuesday, August 13, 2002 (at http://www.tiw.ca). A replay of the conference call can also be heard between 12:00 p.m. on August 13 and 11:59 p.m. on September 13. To access the replay facility, dial (416) 695-5800 and you will be instructed to enter the access code: 1233533.

Forward-looking Statements

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

About TIW

TIW is a leading cellular operator in Central and Eastern Europe with over 3.5 million managed subscribers. TIW is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Cesky Mobil a.s. The Company’s shares are listed on the Toronto Stock Exchange (“TIW”) and NASDAQ (“TIWI”).

For Information:

Media:	Investors:
Mark Boutet Telesystem International Wireless Inc. TEL.: (514) 673-8406 mboutet@tiw.ca	Serge Dupuis Telesystem International Wireless Inc. TEL.: (514) 673-8443 sdupuis@tiw.ca

Our web site address is: www.tiw.ca

TELESYSTEM INTERNATIONAL WIRELESS INC.

SELECTED CONSOLIDATED FINANCIAL AND OPERATIONG DATA (UNAUDITED)

(in thousands of U.S. dollars, except operating and per share data)

	Three months ended		Six months ended
	June 30,		June 30,

	2002	2001	2002	2001
	$	$	$	$
STATEMENTS OF INCOME (LOSS) AND CASH FLOWS DATA:
Revenues	165,982	122,408	312,783	229,083
Operating income (loss)	21,963	1,334	38,592	(11,623)
Interest expense, net	(24,413)	(30,620)	(51,612)	(60,718)
Foreign exchange gain	7,564	1,558	10,215	818
Gain (loss) on reorganization, Units exchange and expiry and on sale of investments	43,458	(849)	91,127	2,581
Income (loss) from continuing operations	39,868	(18,074)	79,389	(38,954)
Loss from discontinued operations	(129,632)	(103,106)	(129,632)	(330,526)
Net loss	(89,764)	(121,180)	(50,243)	(369,480)
Basic and diluted earnings (loss) per share
From continuing operations	0.08	(1.54)	0.19	(3.29)
From discontinued operations	(0.26)	(6.31)	(0.32)	(20.40)
Net loss	(0.18)	(7.85)	(0.13)	(23.69)
Acquisitions of property, plant and equipment	53,677	38,066	107,485	69,327
OPERATING DATA FROM CONTINUING OPERATIONS
Operating income before depreciation and amortization (1)	57,310	30,164	108,043	44,232
Proportionate revenues (2)	70,374	31,352	134,046	58,572
Proportionate operating income before depreciation and amortization (2)	28,900	7,763	54,943	10,926

	As at June 30,	As at December 31,
	2002	2001
	$	$
BALANCE SHEET DATA:
Cash and cash equivalents from continuing operations	94,365	85,460
Total assets	1,929,606	1,906,666
Short-term and long-term debt from continuing operations	957,940	912,202
Total capital (3)	1,302,784	1,377,494
Total shareholders’ equity	150,847	169,057

TELESYSTEM INTERNATIONAL WIRELESS INC.

OVERVIEW OF CONTINUING OPERATIONS (4)

(as at June 30, 2002)

			Licensed
		Start-up	POPs	Total	Equity	Equity POPs	Equity Subscribers
	Technology	Date of Operations	(millions)	Subscribers (5)	Interest (6)	(millions)	(2)
Central/Eastern
Europe Cellular
Romania	GSM	1997	22.5	2,337,000	54.4%	12.2	1,271,300
Czech Republic	GSM	Q1 2000	10.3	1,071,300	19.8%	2.0	212,100

			32.8	3,408,300		14.2	1,483,400
Other
India (Rajasthan)	GSM	1997	56.5	96,900	12.7%	7.2	12,300

			56.5	96,900		7.2	12,300

Total			89.3	3,505,200		21.4	1,495,700

(1)	The Company uses the term operating income before depreciation and amortization, also defined as EBITDA, which may not be comparable to similarly titled measures reported by other companies. Operating income before depreciation and amortization should not be considered in isolation or as an alternative measurement of operating performance or liquidity to net income (loss), operating income (loss), cash flows from operating activities or any other measure of performance under GAAP. The Company believes that operating income (loss) before depreciation and amortization is viewed as a relevant supplemental measure of performance in the wireless telecommunications industry.

(2)	Proportionate financial figures and other operational data represent the combination of TIW’s ultimate proportionate ownership in each of its investees and is not intended to represent any measure of performance in accordance with generally accepted accounting principles.

(3)	Consists of share capital, warrants, additional paid-in-capital, equity component of convertible debentures and Units.

(4)	The results of Central and Eastern Europe are fully consolidated. India’s results are accounted for in a manner similar to the equity method. The results of Telemig and Tele Norte are fully consolidated at the Telpart level. However, the Company proportionately consolidates the results of Telpart, in which it has a 48.9% equity interest but which it jointly controls in terms of voting interest. The results of the Company’s interests in Telpart are also reported as discontinued operations.

(5)	Figures include 2,279,400 and 54,200 prepaid subscribers in Central and Eastern Europe and India, respectively.

(6)	Figures represent the Company’s direct and indirect ownership interests in its operations before the exercise of options.

TELESYSTEM INTERNATIONAL WIRELESS INC.

SECOND QUARTER 2002

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED BALANCE SHEETS [Note 1]

(in thousands of U.S. dollars)

	June 30,	December 31,
	2002	2001
	$	$
	(unaudited)	(Note 1)
ASSETS
Current assets
Cash and cash equivalents	94,365	85,460
Trade debtors	46,955	48,759
Inventories	14,147	15,385
Deferred tax assets	951	3,548
Prepaid expenses	30,514	22,012
Current assets related to discontinued operations	160,973	182,047
Other current assets	14,929	14,546

Total current assets	362,834	371,757

Property, plant and equipment	995,390	871,915
Licenses	99,648	97,667
Goodwill [Note 2]	52,606	52,606
Non-current assets related to discontinued operations	380,038	470,043
Deferred financing costs	21,423	25,224
Investments and other assets	17,667	17,454

	1,929,606	1,906,666

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loans	73,589	83,500
Trade creditors and accrued liabilities	123,713	107,327
Current liabilities related to discontinued operations	161,642	107,727
Deferred revenues	34,162	32,370
Current portion of long-term debt	54,365	44,519

Total current liabilities	447,471	375,443

Long-term debt	829,986	784,183
Deferred tax liabilities	4,480	3,548
Non-current liabilities related to discontinued operations	254,019	381,432
Other non-current liabilities	26,201	14,775
Non-controlling interest	216,602	178,228
SHAREHOLDERS’ EQUITY [NOTE 3]
Share capital	1,056,595	696,954
Additional paid-in-capital	243,958	—
Equity component of convertible debentures	—	405,195
Units	—	260,843
Warrants	2,231	14,502
Deficit	(1,178,518)	(1,126,015)
Cumulative translation adjustment [Notes 5 and 7]	26,581	(82,422)

Total shareholders’ equity	150,847	169,057

	1,929,606	1,906,666

See accompanying Notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT (UNAUDITED) [Note 1]

(in thousands of U.S. dollars, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,

	2002	2001	2002	2001
	$	$	$	$

		[Restated,		[Restated,
		Note 9]		Note 9]

	(unaudited)		(unaudited)
REVENUES
Services	156,432	116,629	295,127	217,690
Equipment	9,550	5,779	17,656	11,393

	165,982	122,408	312,783	229,083
Cost of services	48,864	40,187	91,095	80,627
Cost of equipment	13,931	9,849	26,908	19,524
Selling, general and administrative expenses	45,877	42,208	86,737	84,700
Depreciation and amortization	35,347	28,831	69,451	55,855

OPERATING INCOME (LOSS)	21,963	1,333	38,592	(11,623)
Interest expense	(24,714)	(33,235)	(52,246)	(65,092)
Interest income	301	2,615	634	4,374
Foreign exchange gain	7,564	1,558	10,215	818
Gain (loss) on reorganization, Units exchange and expiry and on sale of investments [Note 3]	43,458	(849)	91,127	2,581
Income (loss) before income taxes and non-controlling interest and discontinued operations	48,572	(28,578)	88,322	(68,942)
Income taxes [Note 4]	8,661	—	15,490	—

Income (loss) before non-controlling interest and discontinued operations	39,911	(28,578)	72,832	(68,942)
Non-controlling interest	(43)	10,504	6,557	29,989

Income (loss) from continuing operations	39,868	(18,074)	79,389	(38,954)
Loss from discontinued operations [Note 7]	(129,632)	(103,106)	(129,632)	(330,526)

Net loss	(89,764)	(121,180)	(50,243)	(369,480)
Deficit, beginning of period as previously reported	(1,088,754)	(1,124,059)	(1,126,015)	(858,602)
Adjustment [Note 9]	—	24,833	—	14,863

As restated	(1,088,754)	(1,099,226)	(1,126,015)	(843,739)
Interest paid in shares on convertible debentures	—	—	—	(11,625)
Accretion of equity component of convertible debentures	—	(7,137)	(2,260)	(2,699)

Deficit, end of period	(1,178,518)	(1,227,543)	(1,178,518)	(1,227,543)

Basic and diluted earnings (loss) per share
From continuing operations	0.08	(1.54)	0.19	(3.29)
From discontinued operations	(0.26)	(6.31)	(0.32)	(20.40)
Net loss	(0.18)	(7.85)	(0.13)	(23.69)
Weighted average number of shares	502,171,785	16,327,163	407,106,825	16,200,331

See accompanying Notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) [Note 1]

(in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,

	2002	2001	2002	2001

	$	$	$	$

		[Restated,		[Restated,
		Note 9]		Note 9]
OPERATING ACTIVITIES
Income (loss) from continuing operations	39,868	(18,074)	79,389	(38,954)
Depreciation and amortization	35,347	28,831	69,451	55,855
Non-cash interest on long-term debt	9,422	14,674	18,794	29,184
Non-controlling interest	43	(10,504)	(6,557)	(29,989)
(Gain) loss on reorganization, Units exchange and expiry and on investments	(43,458)	849	(91,127)	(2,581)
Other non-cash items	(7,581)	8,044	(4,043)	11,349
Changes in operating assets and liabilities	5,557	(77,279)	(8,649)	(110,835)

Cash provided by (used in) operating activities	39,198	(53,459)	57,258	(85,971)

INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(53,677)	(38,066)	(107,485)	(69,327)
Increase of ownership in subsidiaries	—	—	—	(23,239)
Other investments and advances	489	1,428	489	7,525

Cash used in investing activities	(53,188)	(36,638)	(106,996)	(85,041)

FINANCING ACTIVITIES
Repayment of short-term loans	(1,411)	—	(9,911)	(54,500)
Proceeds from units issued, net of issue costs	—	—	—	248,591
Proceeds from shares issued, net of issue costs	—	—	—	667
Proceeds from recapitalization, net of costs	—	—	41,202	—
Proceeds from subsidiary shares issued to non-controlling interest	14,965	21,121	29,930	35,534
Subsidiary’s dividends paid to non-controlling interest	(4,170)	—	(4,170)	—
Proceeds from long-term debt	14,397	25,380	27,927	25,380
Repayment of long-term debt	(24,439)	(2,879)	(24,439)	(2,879)

Cash provided by (used in) financing activities	(658)	43,622	60,539	252,793

Net effect of exchange rate translation on cash and cash equivalents	2,992	(2,146)	2,260	(2,929)

Cash provided by (used in) continuing operations	(11,656)	(48,621)	13,061	78,852
Cash used in discontinued operations	(1,988)	(56,091)	(4,156)	(57,979)

Increase (decrease) in cash and cash equivalents	(13,644)	(104,712)	8,905	20,873
Cash and cash equivalents, beginning of period	108,009	256,260	85,460	130,675

Cash and cash equivalents, end of period	94,365	151,548	94,365	151,548

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at June 30, 2002
(in thousands of U.S. dollars)

NOTE 1

BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

These unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and are based upon accounting policies and methods consistent with those used and described in the annual financial statements, with the exception of the change in the Canadian accounting policies mentioned in Note 2. These interim financial statements do not comply in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management, all adjustments necessary for a fair presentation have been included. The consolidated balance sheet as at December 31, 2001, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by GAAP for complete financial statements.

As at June 30, 2002, due to the short term maturity of its corporate credit facility, the committed cash obligations of the Company for the upcoming twelve months exceed the committed sources of funds and the Company’s cash and cash equivalents on hand. In addition, it will be necessary for the Company to comply with covenants to have access to its financing arrangements according to the terms of the related agreements. As a result, there is significant uncertainty as to whether the Company will have the ability to continue as a going concern. The Company continues to review opportunities to refinance or amend the terms of its corporate credit facility, raise new financing and sell assets.

The consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company not be successful in its efforts to refinance or amend the terms of its corporate credit facility, raise new financing and sell assets.

NOTE 2

CHANGE IN CANADIAN ACCOUNTING POLICIES

Effective January 1, 2002, the Company adopted CICA 3870 Stock-based compensation and other stock based payments. As permitted by CICA 3870 the Company has applied this change prospectively for new awards granted on or after January 1, 2002. The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock options with no cash settlement features. The fair value of stock options is determined using the Black Scholes option pricing model. In periods prior to January 1, 2002, the Company recognized no compensation when stock or stock options were issued to employees. Pro forma information regarding net income is required and has been determined as if the Company has accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of granting using a Black-Scholes Option Pricing Model with the following assumptions for 2002: weighted-average risk-free interest rates of 5.0%; dividend yields of 0%; weighted-average volatility factors of the expected market price of the Company’s Subordinated Voting Shares of 40.0%; and a weighted-average expected life of the options of 5 years.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at June 30, 2002
(in thousands of U.S. dollars)

NOTE 2

CHANGE IN CANADIAN ACCOUNTING POLICITIES (Cont’d)

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting periods. The Company’s pro forma net loss under Canadian GAAP would be increased by $1.5 million for the three months ended June 30, 2002 and $0.9 million for the six months then ended, considering all options issued since the beginning of the plans and would not have changed basic and diluted earnings-per-share figures. The issuances include 31.7 million options granted to directors and employees of the Company and approved by the Company’s shareholders on May 17, 2002.

In the first quarter of fiscal 2002, the Company adopted the standard in Section 3062, Goodwill and Other Intangible Assets, of the Canadian Institute of Chartered Accountants Handbook, to be applied prospectively. Under the new standard, goodwill is no longer amortized but tested for impairment on an annual basis and the excess of the carrying amount over the fair value of goodwill is charged to earnings.

The following table reconciles the reported net income and adjusted net income excluding amortization of goodwill:

	Three months ended		Six months ended
	June 30,		June 30,

	2002	2001	2002	2001
	$	$	$	$

		[Restated,		[Restated,
		Note 9]		Note 9]
Reported net loss	(89,764)	(121,180)	(50,243)	(369,480)
Amortization of goodwill from continuing operations	—	700	—	1,207
Amortization of goodwill from discontinued operations	—	2,363	—	4,902

Adjusted net income (loss)	(89,764)	(118,117)	(50,243)	(363,371)

Adjusted earnings (loss) per share Basic and fully diluted	(0.18)	(7.67)	(0.13)	(23.31)

NOTE 3

GAIN ON UNITS EXPIRY

On June 30, 2002, the Units terminated and the option to acquire 0.2 of the Company’s common shares for no additional consideration by tendering one Unit back to the Company expired. Consequently, the class A Subordinate Voting Shares of ClearWave N.V., contained in each unit detached. A gain of $44.0 million being the difference between the carrying value of the Units and the related ClearWave shares, was recognized.

NOTE 4

INCOME TAXES

The Company has recorded an income tax expense of $15.5 million for the six months ended June 30, 2002. This amount relates to the Company’s operating subsidiary, MobiFon S.A., which has generated net income and has utilized all its net operating loss carryforwards.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at June 30, 2002
(in thousands of U.S. dollars)

NOTE 5

FOREIGN CURRENCY

The increase in the cumulative translation adjustment account of $109.0 million, reported as a component of shareholders’ equity, is explained by the appreciation of the Czech Koruna during the period $25.2 million, less $34.7 million related to the devaluation of the Brazilian real during the period and the realization of the cumulative translation adjustment losses related to Brazil of $118.5 million (See Note 7). The exchange rate was 35.587 Czech Koruna for one US dollar and 29.326 Czech Koruna for one US dollar as at December 31, 2001 and June 30, 2002, respectively. The exchange rate for the Brazilian real was 2.310 for one US dollar and 2.817 for one US dollar as at December 31, 2001 and June 30, 2002, respectively.

In addition, to manage a portion of it’s Euro based borrowing exposure, the Company’s operating subsidiary Cesky Mobil a.s. entered into a 6-month Euro to Koruna cross currency swap arrangement for €60.0 million ($59.5 million) on May 11, 2002. The Company has chosen not to designate this instrument as a hedge and as a result the change in fair value of this instrument is included in current liabilities and has been included in the determination of net income.

NOTE 6

DISTRIBUTION FROM MOBIFON S.A. (“MOBIFON”)

On March 27, 2002, the Company’s operating subsidiary MobiFon declared a dividend of Lei 900 billion ($27.6 million) of which $11.4 million was paid on April 9, 2002 and $15.5 million has been paid subsequent to June 30, 2002. The remaining portion is expected to be paid in October 2002, subject to MobiFon meeting certain financial tests at September 30, 2002. Due to the presence of cash balances at March 31, 2002 and June 30, 2002, MobiFon was also required, under its long-term debt facilities, to make mandatory prepayments of $3.8 million on April 10, 2002 and $5.2 million on July 10, 2002. The amount paid on July 10, 2002 has been included in current portion of long-term debt on the balance sheet. Should the cash balances necessary to facilitate dividend distributions be present on September 30, additional mandatory long-term debt repayments will also be required.

NOTE 7

DISCONTINUED OPERATIONS

On March 5, 2002 the Company adopted a formal plan to dispose of its Brazilian cellular operations by way of a sale of its equity interest within the next twelve months. Subsequent to March 31, 2002 there has been a significant deterioration in the value of the Brazilian real relative to the U.S. dollar and in the trading values of shares of the Company’s Brazilian cellular operations and those of other wireless telecommunications companies in Brazil. In light of these sustained declines, the Company recorded in the second quarter a loss from discontinued operations of $129.6 million. Of this amount $118.5 million consists of foreign exchange translation losses related to these investments of which $86.2 million were already recorded as a reduction of shareholders’ equity as of March 31, 2002. The value of the Company’s discontinued Brazilian assets remains subject to periodic reassessments to the date of disposal.

NOTE 8

SUBSEQUENT EVENTS

On July 2, 2002, the maturity of the corporate credit facility was extended to September 15, 2002 and may be extended to December 15, 2002 at the Company’s option and subject to certain conditions including the granting of additional security.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at June 30, 2002
(in thousands of U.S. dollars)

NOTE 9

COMPARATIVE FIGURES

Certain comparative figures were restated to conform to the presentation adopted in this six-month period ended June 30, 2002 interim consolidated financial statements, with respect to discontinued operations and a change in accounting policy regarding foreign currency translation as described in Note 3 to the 2001 annual financial statements.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

(in thousands of U.S. dollars)

NOTE 10

SEGMENTED INFORMATION FOR CONTINUING OPERATIONS

	FOR THE THREE MONTHS ENDED JUNE 30,

	2002				2001

					[(Restated, Note 9)]
		Czech				Czech
	Romania	Republic	Corporate		Romania	Republic	Corporate
	Cellular	Cellular	and Other	Total	Cellular	Cellular	and Other	Total
	$	$	$	$	$	$	$	$
Revenues
Services	102,974	53,458	—	156,432	86,551	27,539	2,539	116,629
Equipment	5,504	4,046	—	9,550	2,698	2,962	119	5,779

	108,478	57,504	—	165,982	89,249	30,501	2,658	122,408
Cost of services	20,024	28,840	—	48,864	17,226	21,682	1,278	40,187
Cost of equipment	8,971	4,960	—	13,931	5,426	4,322	101	9,849
Selling, general and administrative expenses	23,585	20,070	2,222	45,877	20,179	15,525	6,504	42,208

Operating income (loss) before depreciation and amortization	55,898	3,634	(2,222)	57,310	46,418	(11,028)	(5,225)	30,164
Depreciation and amortization	20,728	14,577	42	35,347	18,556	9,652	623	28,831

Operating income (loss)	35,170	(10,943)	(2,264)	21,963	27,862	(20,680)	(5,848)	1,333

Acquisition of property, plant and equipment, including unpaid acquisitions	22,228	15,884	42	38,154	25,974	12,092	33	38,099

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

(in thousands of U.S. dollars)

NOTE 10 (cont’d)

SEGMENTED INFORMATION FOR CONTINUING OPERATIONS

	FOR THE SIX MONTHS ENDED JUNE 30,

	2002				2001

					[(Restated, Note 9)]
		Czech				Czech
	Romania	Republic	Corporate		Romania	Republic	Corporate
	Cellular	Cellular	and Other	Total	Cellular	Cellular	and Other	Total
	$	$	$	$	$	$	$	$
Revenues
Services	198,925	96,202	—	295,127	164,584	48,075	5,031	217,690
Equipment	10,066	7,590	—	17,656	5,182	5,975	236	11,393

	208,991	103,792	—	312,783	169,766	54,050	5,267	229,083
Cost of services	37,983	53,112	—	91,095	33,435	44,689	2,503	80,627
Cost of equipment	17,669	9,239	—	26,908	10,574	8,645	305	19,524
Selling, general and administrative expenses	44,861	36,946	4,930	86,737	39,180	30,881	14,639	84,700

Operating income (loss) before depreciation and amortization	108,478	4,495	(4,930)	108,043	86,577	(30,165)	(12,180)	44,232
Depreciation and amortization	41,330	28,040	81	69,451	35,582	19,289	984	55,855

Operating income (loss)	67,148	(23,545)	(5,011)	38,592	50,995	(49,454)	(13,164)	(11,623)

Acquisition of property, plant and equipment, including unpaid acquisitions	37,492	50,290	57	87,839	47,869	21,458	71	69,398

Property, plant and equipment, licenses and goodwill as at June 30, 2002 and December 31, 2001	533,825	613,027	792	1,147,644	537,739	483,604	845	1,022,188

Total assets of continuing operations as at June 30, 2002 and December 31, 2001	650,732	677,303	60,560	1,388,595	648,946	542,159	63,471	1,254,576

TELESYSTEM INTERNATIONAL WIRELESS INC.

SECOND QUARTER 2002

SUPPLEMENTARY INFORMATION

TELESYSTEM INTERNATIONAL WIRELESS INC.

RESULTS FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT — PROPORTIONATE (UNAUDITED) (1)

(in thousands of U.S. dollars)

	FOR THE THREE MONTHS ENDED JUNE 30,

	2002				2001

					[Restated, Note 9])
		Czech				Czech
	Romania	Republic	Corporate		Romania	Republic	Corporate
	Cellular	Cellular	and Other	Total	Cellular	Cellular	and Other	Total
	$	$	$	$	$	$	$	$
Revenues
Services	56,008	10,752	—	66,580	25,000	2,632	2,539	30,171
Equipment	2,994	800	—	3,794	779	283	119	1,181

	59,002	11,372	—	70,374	25,779	2,915	2,658	31,352
Cost of services	10,891	5,704	—	16,595	4,976	2,072	1,278	8,326
Cost of equipment	4,879	981	—	5,860	1,567	413	101	2,081
Selling, general and administrative expenses	12,828	3,969	2,222	19,019	5,830	848	6,504	13,182

Operating income (loss) before depreciation and amortization	30,404	718	(2,222)	28,900	13,406	(418)	(5,225)	7,763
Depreciation and amortization	11,273	2,883	42	14,198	5,528	915	623	7,066

Operating income (loss)	19,131	(2,165)	(2,264)	14,702	7,878	(1,333)	(5,848)	697

(1)	Proportionate financial figures represent the combination of TIW’s ultimate proportionate ownership in each of its investees and is not intended to represent any measure of performance in accordance with generally accepted accounting principles

TELESYSTEM INTERNATIONAL WIRELESS INC.

RESULTS FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT — PROPORTIONATE (UNAUDITED) (1)

(in thousands of U.S. dollars)

	FOR THE SIX MONTHS ENDED JUNE 30,

	2002				2001

					[(Restated, Note 9)]
		Czech				Czech
	Romania	Republic	Corporate		Romania	Republic	Corporate
	Cellular	Cellular	and Other	Total	Cellular	Cellular	and Other	Total
	$	$	$	$	$	$	$	$
Revenues
Services	108,196	18,886	—	127,082	46,554	4,700	5,031	56,285
Equipment	5,475	1,489	—	6,964	1,465	586	236	2,287

	113,671	20,375	—	134,046	48,019	5,286	5,267	58,572
Cost of services	20,659	10,425	—	31,084	9,453	4,389	2,503	16,345
Cost of equipment	9,610	1,813	—	11,423	2,989	848	305	4,142
Selling, general and administrative expenses	24,413	7,253	4,930	36,596	11,079	1,441	14,639	27,159

Operating income (loss) before depreciation and amortization	58,989	884	(4,930)	54,943	24,498	(1,392)	(12,180)	10,926
Depreciation and amortization	22,583	5,501	81	28,165	10,369	1,886	984	13,239

Operating income (loss)	36,406	(4,617)	(5,011)	26,778	14,129	(3,278)	(13,164)	(2,313)

(1)	Proportionate financial figures represent the combination of TIW’s ultimate proportionate ownership in each of its investees and is not intended to represent any measure of performance in accordance with generally accepted accounting principles

TELESYSTEM INTERNATIONAL WIRELESS INC.

TIW’S NET DEBT POSITION AS AT JUNE 30, 2002 AND OTHER DATA (UNAUDITED)

(in thousands of U.S. dollars)

	Investee Level				TIW's Net Debt

	Paid-in Capital	Debt	Cash	Net Debt	Consolidated	Proportionate
	$	$	$	$	$	$
Investees
Central & Eastern Europe
MobiFon	270,556	238,092	47,014	191,078	191,078	103,862
TIW Czech	4,587	—	452	(452)	(452)	(94)
Cesky Mobil	362,207	424,018	11,621	412,397	412,397	81,559
Corporate (1)	21,467	—	394	(394)	(394)	(337)

					602,629	184,990
Other	54,027	—	90	(90)	(27)	(27)

Total Investees					602,602	184,963
Corporate	1,302,784	295,830	34,857	260,973	260,973	260,973

Total					863,575	445,936

(1)	Excludes inter-company demand loans

OUTSTANDING SHARE DATA AS AT JULY 31, 2002

The following represents all equity shares outstanding and the number of Subordinate Voting Shares into which all securities are convertible, exercisable or exchangeable:

Subordinate
Voting Share

Subordinate Voting Shares outstanding	467,171,780
Preferred Shares outstanding	35,000,000
Convertible instruments and other Outstanding granted employees and directors’ stock options	32,125,960
Warrants	34,490,983
Convertible Equity Subordinated Debentures	284,091

569,072,814